[redacted]

SECUR 09055420 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45573

SEC Mail Processing Section

FEB 2 0 2009

Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Workman Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 City West Parkway, Suite 350
(No. and Street)

Eden Prairie (City) — Minnesota (State) — 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Maxa — 952-541-6094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Blvd., Suite 100 (Address) — Edina (City) — Minnesota (State) — 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Maxa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Workman Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT A VOLLBRECHT
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORKMAN SECURITIES CORPORATION

TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of Workman Securities Corporation as of December 31, 2008 and 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Workman Securities Corporation at December 31, 2008 and 2007 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2009

WORKMAN SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS

	2008	2007
Cash	$ 466,936	$ 245,783
Cash deposits with clearing organizations	25,000	25,000
Total cash	491,936	270,783
Commissions and accounts receivable	792,873	501,446
Prepaid expenses	15,222	12,221
Furniture and equipment at cost less accumulated depreciation of $61,340 and $60,042	-	1,298
Securities owned:		
Marketable, at market value	44,478	89,082
Total assets	$ 1,344,509	$ 874,830

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Liabilities		
Accrued commissions	$ 792,748	$ 416,697
Other accrued expenses	146,959	38,210
Total liabilities	939,707	454,907
Stockholder's equity		
Common stock, no par value 2,000 shares authorized 1400 shares issued and outstanding	25,000	25,000
Additional paid-in capital	372,929	372,929
Retained earnings	6,873	21,994
Total stockholders' equity	404,802	419,923
Total liabilities and stockholders' equity	$ 1,344,509	$ 874,830

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF INCOME

For The Years Ended
December 31, 2008 and 2007

	2008	2007
Revenues		
Commission income	$ 19,057,059	$ 18,062,695
Investment advisory fees	1,196,659	1,034,961
Marketing allowance	434,797	178,980
Interest	27,474	26,193
Miscellaneous	-	34,400
	20,715,989	19,337,229
Expenses		
Commissions	17,101,544	15,945,849
Management fee	1,000,434	771,174
Licensing and bonding	85,422	51,889
Office rent	137,201	138,492
Office supplies and expense	348,395	432,274
Professional fees	11,090	140,029
Training and compliance	(9,078)	8,077
Business insurance	(50,818)	(412)
Dues and subscriptions	57,279	17,287
Customer settlements	27,342	17,553
Depreciation	1,298	1,509
Clearing costs	120,368	223,719
Advertising	1,865	5,636
Salaries and wages	1,552,878	1,340,789
Health and dental insurance	39,434	24,408
Payroll taxes	88,113	88,703
Pension expense	41,274	18,090
Employee functions	3,024	2,879
Printing	9,570	7,583
Meals and entertainment	10,656	6,974
Travel	27,359	28,328
Recruitment	262	2,515
Marketing	18,023	13,512
Technology	54,168	23,726
Other expenses	53,007	554
Total expenses	20,730,110	19,311,137
Net income (loss) before income taxes	(14,121)	26,092
Provision for income taxes	1,000	1,000
Net income (loss)	$ (15,121)	$ 25,092

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Years Ended
December 31, 2008 and 2007

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2006	1400	$ 25,000	$ 372,929	$ (3,098)	$ 394,831
Net income				25,092	25,092
Balance, December 31, 2007	1400	25,000	372,929	21,994	419,923
Net loss				(15,121)	(15,121)
Balance, December 31, 2008	1400	$ 25,000	$ 372,929	$ 6,873	$ 404,802

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended
December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Fees and commissions received	$ 20,397,088	$ 19,276,468
Cash paid to suppliers and employees	(20,202,409)	(19,256,708)
Interest received	27,474	26,193
Income taxes paid	(1,000)	(1,000)
Net cash provided by operating activities	221,153	44,953
Net increase in cash	221,153	44,953
Cash at beginning of year	270,783	225,830
Cash at end of year	$ 491,936	$ 270,783
Reconciliation of net income to net cash provided by operating activities		
Net income (loss)	$ (15,121)	$ 25,092
Adjustments:		
Depreciation	1,298	1,509
Increase in commissions and accounts receivable	(291,427)	(908)
Increase in prepaid expenses	(3,001)	(3,357)
Increase in accrued commissions	376,051	19,067
Increase in other accrued expenses	108,749	37,210
Decrease (increase) in marketable securities	44,604	(33,660)
Total adjustments	236,274	19,861
Net cash provided by operating activities	$ 221,153	$ 44,953

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2008 and 2007

1. Nature of Business

Workman Securities Corporation is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2008, the company is a registered broker-dealer in all 50 states and the District of Columbia and a registered investment advisor in 37 states. The Company is a Minnesota Corporation that is wholly-owned by BDMA, Inc. (Parent).

The majority of the Company's commission revenue is earned from variable annuity and mutual fund investments and transfers executed on behalf of its customers. The Company also earns commissions on various life insurance products, universal life and variable life insurance policies, and securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents:

The Company includes money market funds in the category of cash as presented in the cash flow statement.

Commissions Receivable:

Receivable from clearing organization primarily represents accruals for commission amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, no provision has been made for doubtful accounts at December 31, 2008 and 2007.

Depreciation:

Office equipment is stated at cost. Repairs and maintenance are expensed as incurred. The company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation are used for income tax purposes. The estimated useful lives of the assets are five to seven years.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the assets to the carrying amount of the assets.

Investments:

The Company's investments are reported at market.

Income Taxes:

The Company is an S corporation for income tax purposes. As such, the Company is not subject to federal and state income taxes. The taxable income or loss resulting from operations, along with various tax credits, are reported by the stockholders on their federal and state individual income tax returns. The provision for income taxes is a franchise tax charged by the state of Minnesota.

Revenue Recognition:

Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue and related expenses for life insurance policies are recorded when the insurance company approves the policy. Investment advisory fees are recognized as earned as they are received.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule and effective July 5, 2006, the Company is required to maintain net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2008 and 2007, the Company had net capital, as computed under the rule, of $314,186 and $364,377 respectively.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2008. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Computation of Net Capital Under Rule 15c3-1 of the SEC

There is no difference between the audited computation of net capital and the broker/dealer corresponding unaudited Focus IIA report at December 31, 2008.

6. SIPC Supplemental Report

The requirements for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue.

7. Related Party Transactions

BDMA, Inc. owns 100% of the outstanding stock of the Company. The Company entered into a management agreement with BDMA, Inc. on January 1, 2002. The agreement provided BDMA, Inc. the right to manage the Company and the right to receive the profits generated by the Company. The agreement was amended January 1, 2006 and February 1, 2007 to include office rental, equipment rental, general overhead, salaries and employee benefits.

8. Pension Plans

(a) 401(k) Plan

The plan covers all eligible employees who are 21 years of age and have completed one year of service. The Company contributes 50% of the employee's contribution up to 6% of qualifying wages. The contribution by the Company for 2008 and 2007 was $41,274 and $18,090 respectively.

9. Concentration of Credit Risk

The Company maintains a cash balance at an institution that is federally insured to $250,000. The Company had uninsured amounts at December 31, 2008 and 2007 of $131,321 and $62,005 respectively.

10. Contingent Liabilities

The Massachusetts Securities Division filed an administrative action against the Company on March 6, 2007. The action relates to the sale by one of the Company's former registered representatives of fixed income products to customers who were not clients of the Company. The complaint alleged that the Company may have violated various provisions of the Massachusetts Uniform Securities Act by failing to adequately supervise the outside business activity of the representative. The Company is engaged in final discussions with the Division regarding settlement of the matter without admitting or denying any violations of the Act. The terms of the settlement agreement include the payment of a $50,000 fine by the company, an offer of restitution to certain clients of the former registered representative and a compliance review of certain business practices of the Company by an independent third party consultant.

10. Contingent Liabilities (continued)

Jackson National Life Insurance Company ("JNL") has issued a demand letter to the Company on January 29, 2009. The letter seeks indemnification for claims asserted against JNL by the holder of a variable annuity product purchased through a former registered representative of the Company in January 2006. The client alleges certain licensure and disclosure issued regarding the registered representative that the Company was previously unaware. As of December 31, 2008 JNL unilaterally decided to refund the initial purchase price of the annuity to the client and absorb an approximate $362,000 loss. Currently JNL is seeking reimbursement for the loss from the Company. The Company disclaims all liability in this mater and intends to fully defend itself against any attempt by JNL to assert a claim for indemnification.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying financial statements of Workman Securities Corporation as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 2, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2009

WORKMAN SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net Capital		
Total stockholders' equity		$ 404,802
Deductions		
Non-allowable assets:		
Due from reps	$ 42,985	
Prepaid expenses	15,222	
Non-allowable receivables	13,067	
Total		71,274
Haircuts		
NASDAQ stock, Market value $44,478 @ 15%	6,672	
Dain Rauscher Account $85,615 @ 2%	1,712	
US Bank Sweep $464,478 @ 2%	9,290	
Undue concentration $44,478 - ($333,565 X 10%), $11,122 @ 15%	1,668	
Total		19,342
Adjusted net capital		$ 314,186
Minimum net capital requirement per rule 15c3-1(a)(2)(vi) (The greater of $50,000 or 6 2/3% of aggregate indebtedness)		
Aggregate indebtedness		$ 939,707
Computation of excess net capital		
Adjusted net capital		$ 314,186
Minimum net capital required:		
Dollar minimum	$ 50,000	
6-2/3% of aggregate indebtedness	62,647	
Greater of above		62,647
Excess net capital		$ 251,539
Ratio of aggregate indebtedness to net capital		2.99

See independent auditors report on supplementary information.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements of Workman Securities Corporation as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in the accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2009

WORKMAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

As of
December 31, 2008